Tenet CEO Conducts Q&A Interview to Address AMF Allegations

Toronto, Ontario--(Newsfile Corp. - October 27, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC

Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today published a Q&A interview granted to Pioneering Markets by Tenet CEO Johnson Joseph to address allegations made by Quebec Securities Regulator the Autorité des marchés financiers (the "AMF") against Mr. Joseph and the Company in a public affidavit filed by the AMF in August 2022.

The Q&A can be accessed by clicking on the following link: Tenet Response to AMF Allegations

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, include Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through the Business Hub™, a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

Tenet Fintech Group Inc.

Branka Petrovic, Investor Relations & Marketing

437-778-7238

bpetrovic@tenetfintech.com

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251

cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA

312-261-6430

mark.schwalenberg@mzgroup.us

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenet_Fintech

Facebook: @Tenet

LinkedIn: Tenet

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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